WILSON SONSINI GOODRICH & ROSATI Professional Corporation	650 Page Mill Road Palo Alto, CA 94304-1050 Phone (650) 493-9300 Fax (650) 493-6811 www.wsgr.com

January 7, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attn: Mark P. Shuman, Esq.
        Evan S. Jacobson, Esq.

Re: Socket Mobile, Inc.
       Registration Statement on Form S-3
       Filed December 17, 2010
       File No. 333-171267

Ladies and Gentlemen:

      On behalf of Socket Mobile, Inc. (the "Company"), we are submitting this letter to you in response to your letter of January 3, 2011, which letter set forth comments of the Staff of the Securities and Exchange Commission (the "Staff" of the "Commission") regarding the registration statement filed by the Company with the Commission on December 17, 2010 with the file number set forth above (the "Registration Statement"). This letter sets forth the Company's responses to the Staff's comments.

The Company is concurrently filing via EDGAR Amendment No. 1 (the "Amendment") to the Registration Statement, which effects certain modifications to the Registration Statement in response to the Staff's comments, as indicated below.

For your convenience, we have numbered and restated in italics each comment to correspond to the numbering in the Staff's comment letter. In addition, we are providing via express delivery the following materials: (i) a copy of the Amendment, (ii) a copy of the Amendment marked to show changes from the Registration Statement, and (iii) a copy of this letter.

U.S. Securities and Exchange Commission
January 7, 2011

Form S-3 filed December 17, 2010

General

1. You held your annual meeting on April 29, 2010, but did not file a Form 8-K reporting the results until May 5, 2010. Instruction 1 to Item 5.07 of Form 8-K provides that the four business day period for reporting the event under Item 5.07 shall begin to run on the day on which the meeting ended. In your response letter, please provide us with a detailed analysis supporting your belief that the Form 8-K was timely filed and addressing your eligibility to use Form S-3. Refer to General Instruction I.A.3(b) of Form S-3.

Response: The Company believes that the Form 8-K reporting the results of the annual meeting held on April 29, 2010 was timely filed. We refer to Question 121A.01 of the Staff's Compliance and Disclosure Interpretations relating to Form 8-K, which indicates that day one of the four-business day filing period required by Instruction 1 to Item 5.07 of Form 8-K is "the day after the date on which the shareholder meeting ends." In this case, the Company's annual meeting ended on Thursday, April 29, 2010, which indicates that Friday, April 30, 2010 is day one of the filing period and Wednesday, May 5, 2010 is day four of the filing period. Therefore, we believe the Company's filing of the Form 8-K reporting the results of the annual meeting on May 5, 2010 should be considered timely, and in compliance with the requirements under paragraph 3(b) of General Instruction I.A.3 of Form S-3 in order for the Company to maintain its eligibility to use Form S-3.

Front Cover Page of Registration Statement

2. We note your reference to Securities Act Rule 416 in section (c) of footnote 1 to the fee table. Please note you may not rely on Rule 416 to register for resale an indeterminate number of shares of common stock that you may issue under a conversion formula based on fluctuating market prices; you must register for resale the maximum number of shares that you think you may issue on conversion, based on a good-faith estimate and, if the estimate turns out to be insufficient, you must file a new registration statement to register the additional shares for resale. For guidance, refer to Question 213.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Rules. Please confirm your understanding in your response letter.

U.S. Securities and Exchange Commission
January 7, 2011

Response: The Company confirms its understanding that it may not rely on Rule 416 to register for resale an indeterminate number of shares of common stock that may be issued under a conversion formula based on fluctuating market prices. The Company also confirms that it is registering for resale the maximum number of shares that it may issue on conversion, based on a good faith estimate and, in the event such conversion formula requires the Company to issue shares in excess of those registered, that it will file a new registration statement to register such additional shares for resale.

Information Incorporated by Reference, page 28

3. You have not incorporated by reference your quarterly reports on Form 10-Q for the quarters ended June 30, 2010 and March 31, 2010. See Item 12(a)(2) of Form S-3. Please revise.

Response: The Company has revised the Registration Statement to incorporate by reference its quarterly reports on Form 10-Q for the quarters ended June 30, 2010 and March 31, 2010.

4. Please consider revising this section to add language stating that all filings made by you pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. For guidance, refer to Question 123.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Forms.

Response: The Company has revised this section in response to the Staff's comment.Please direct any questions or comments regarding this filing to the undersigned via facsimile at (650) 493-6811 or by telephone at (650) 320-4601.

Please direct any questions or comments regarding this filing to the undersigned via facsimile at (650) 493-6811 or by telephone at (650) 320-4601.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Herbert P. Fockler

Herbert P. Fockler

cc: Socket Mobile, Inc.
David W. Dunlap, Chief Financial Officer